eLinear, Inc.
2901 West Sam Houston Parkway North, Suite E-300
Houston, Texas 77043

June 30, 2005

Securities and Exchange Commission
450 5th Street N.W., Mail Stop 04-06
Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng

Re:	eLinear, Inc. Registration Statement on Form SB-2 File No. 333-123499 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, eLinear, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-123499), filed on March 22,  2005 together with all exhibits thereto (collectively, the "Registration Statement").

The Registration Statement was initially filed in part to register shares of the Company's common stock issued or issuable upon the conversion of convertible notes. The Registration Statement is being withdrawn in response to Staff comments concerning the Company's ability to register the shares of Company common stock underlying the convertible notes until such notes are converted. The Company will file a new registration statement incorporating the comments of the Staff to the Registration Statement.

The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement. Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Thomas Pritchard or Sondra Jones, legal counsel to the Company, at 713-209-2911 or 713-209-2912.

Sincerely,

ELINEAR, INC.
By: /s/ Michael Lewis
Michael Lewis